[redacted]

10028037

COMMISSION
549

SEC Mail Processing Section

MAR 01 2010

Washington, DC 105

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SEC FILE NUMBER
8- 67934

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pax Magnus Asia-USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 15th Floor
(No. and Street)

New York (City) NY (State) 10103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway, Suite 516 (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Huston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pax Magnus Asia-USA, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

President [signature]
Signature

Pres.
Title

[signature] Mary F. Rodriguez
Notary Public

Mary F. Rodriguez
Notary Public, State of New York
No. 01RO6021739
Qualified in Queens County
Commission Expires March 22, 20 11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAX MAGNUS ASIA-USA, INC.

FINANCIAL STATEMENTS AND SCHEDULES

Independent Auditor's Report

Statement of Financial Condition as of December 31, 2009

Statement of Income for the Year Ended December 31, 2009

Statement of Changes in Shareholder's Equity for the Year Ended December 31, 2009

Statement of Changes in Liabilities Subordinated to Claims of General Creditors for the Year Ended December 31, 2009

Statement of Cash Flows for the Year Ended December 31, 2009

Notes to Financial Statements

Schedules:

- Computation of Net Capital
- Reconciliation of Net Capital to Submitted Unaudited Net Capital
- Computation of Basic Net Capital Requirement
- Computation of Aggregate Indebtedness
- Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15C3-3 Under the Securities Exchange Act of 1934
- SIPC Supplemental Report
- Accountants' Report on Internal Control

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Pax Magnus Asia-USA, Inc.

We have audited the accompanying statement of financial condition of Pax Magnus Asia-USA, Inc. as of December 31, 2009, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pax Magnus Asia-USA, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company LLP
Certified Public Accountants

February 1, 2010
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

PAX MAGNUS ASIA-USA, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009

ASSETS

Cash		$183,196
Prepaid expenses		339
Equipment and organizational costs, net of accumulated depreciation and amortization of $2,507		1,474
Security deposits		15,000
Other assets		350
Total Assets		$200,359

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities		$ 80,893
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDER'S EQUITY		
Common Stock	$20,000	
Capital in excess of par value	10,000	
Undistributed sub-chapter S income	89,466	
Total Shareholder's Equity		119,466
Total Liabilities and Shareholder's Equity		$200,359

The accompanying notes are an integral part of these financial statements

PAX MAGNUS ASIA-USA, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

INCOME		
Consultant's fee		$1,089,722
EXPENSES		
Employee compensation	$706,833	
Office expenses	15,570	
Professional fees	18,535	
Communications	6,081	
Insurance	3,031	
Occupancy	65,222	
Travel and entertainment	108,491	
Other operating expenses	37,039	
Total Expenses		960,802
NET INCOME BEFORE INCOME TAXES		128,920
INCOME TAXES		12,480
NET INCOME		$ 116,440

The accompanying notes are an integral part of these financial statements

PAX MAGNUS ASIA-USA, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

SHAREHOLDER'S EQUITY - BEGINNING OF YEAR	$ 79,172
Net income	116,440
Shareholder's distributions	(76,146)
SHAREHOLDER'S EQUITY - END OF YEAR	$119,466

The accompanying notes are an integral part of these financial statements

PAX MAGNUS ASIA-USA, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE - BEGINNING OF YEAR	$ -0-
BALANCE - END OF YEAR	$ -0-

The accompanying notes are an integral part of these financial statements

PAX MAGNUS ASIA-USA, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$116,440
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	891
Changes in operating assets and liabilities:	
(Increase) decrease – Prepaid expenses	501
(Increase) decrease – Security deposits	(15,000)
Increase (decrease) - Accounts payable, accrued expenses and other liabilities	(11,392)
Net Cash Provided by Operating Activities	91,440
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder distributions	(76,146)
INCREASE IN CASH	15,294
CASH - BEGINNING OF YEAR	167,902
CASH - END OF YEAR	$183,196

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$ 20,249
Interest	$ 86

The accompanying notes are an integral part of these financial statements

PAX MAGNUS ASIA-USA, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on September 6, 2007 and became a member of the Financial Industry Regulatory Authority Inc. on January 12, 2009.

The Company acts a placement agent for offerings of interests in certain funds with respect to prospective investors.

Depreciation has been provided primarily by the use of the double declining balance method over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred; renewals and betterments are charged to the appropriate asset account.

On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company's future minimum lease commitments for its office lease is as follows:

Year Ended	
December 31, 2010	$ 60,000
December 31, 2011	60,000
December 31, 2012	30,000
	$150,000

Rent expense for the year ended December 31, 2009 totaled $65,222.

Except as noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

NOTE 3 - INCOME TAXES

The Company, with the consent of its shareholder, has elected to have its income or loss reported directly by the shareholder under provisions of Sub-Chapter S of the Internal Revenue Code. Therefore, there is no provision for Federal Income Taxes. There is a provision for New York State and New York City income tax.

NOTE 4 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash approximates its fair value.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined, or $5,000, whichever is greater. At December 31, 2009 the Company had a net capital of $102,303 which exceeded the requirements by $92,191.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PAX MAGNUS ASIA-USA, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2009

TOTAL SHAREHOLDER'S EQUITY		$119,466
TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL		
DEDUCTIONS OR CHARGES:		
Non-allowable assets:		
Net book value of fixed assets	$1,474	
Other non-allowable assets	15,689	
Total Deductions or Charges		17,163
NET CAPITAL		$102,303

The accompanying notes are an integral part of these financial statements

PAX MAGNUS ASIA-USA, INC.

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2009

NET CAPITAL PER UNAUDITED X-17A-5	$102,303
NET CAPITAL PER AUDITED REPORT	$102,303

The accompanying notes are an integral part of these financial statements

PAX MAGNUS ASIA-USA, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2009

MINIMUM NET CAPITAL REQUIRED - 6-2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$10,112
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 5,000
NET CAPITAL REQUIREMENT	$10,112
EXCESS NET CAPITAL	
(Net capital less net capital requirement)	$92,191
EXCESS NET CAPITAL AT 1000%	
(Net capital less 10% of required minimum net capital)	$94,214

The accompanying notes are an integral part of these financial statements

PAX MAGNUS ASIA-USA, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2009

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$80,893
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	79.07%

The accompanying notes are an integral part of these financial statements

PAX MAGNUS ASIA-USA, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company operates pursuant to (k)(2)(i) for all activities.

The accompanying notes are an integral part of these financial statements

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on an Entity's SIPC Exemption

To the Board of Directors
Pax Magnus Asia-USA, Inc.
666 Fifth Avenue, 15th Floor
New York, NY 10103

Pax Magnus Asia-USA, Inc. claimed an exclusion from membership in the Securities Protection Corporation ("SIPC") under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA"). During the year ended December 31, 2009, the Company's business as a broker dealer consisted exclusively of the distribution of shares of registered open end investment companies or unit investment trust.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company LLP
Certified Public Accountants

February 1, 2010
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Auditors' Report on Internal Control

To the Board of Directors
Pax Magnus Asia-USA, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Pax Magnus Asia-USA, Inc. (the Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company LLP
Certified Public Accountants

February 1, 2010
New York, New York

PAX MAGNUS ASIA-USA, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009